[redacted]

SECURITIE ... ION

06002946

RECEIVED FEB 27 2006 SEC MAIL PROCESSING SECTION WASH, D.C. 199

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SEC FILE NUMBER
8- 15123

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

AMERICAN FIDELITY SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2000 NORTH CLASSEN BOULEVARD

(No. and Street)

OKLAHOMA CITY	OK	73106-6092
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARVIN EWY EXECUTIVE REPRESENTATIVE (405) 523-5339

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP

(Name — *if individual, state last, first, middle name*)

700 FIRST OKLAHOMA TOWER, 210 WEST PARK AVENUE, OKLAHOMA CITY, OK 73012

(Address) (City) (State) (Zip Code)

PROCESSED MAY 09 2006 THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DAVID R. CARPENTER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AMERICAN FIDELITY SECURITIES, INC., as of DECEMBER 31, ~~19~~ 2005 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

NOTARY SEAL PUBLIC
CHARLENE KIRTLEY
Oklahoma County
Notary Public in and for
State of Oklahoma
01015532
My Commission Expires Oct. 15, 2009

Charlene Kirtley

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMERICAN FIDELITY SECURITIES, INC.

Table of Contents

KPMG LLP
700 Oklahoma Tower
210 Park Avenue
Oklahoma City, OK 73102-5671

Independent Auditors' Report

Board of Directors and Stockholder
American Fidelity Securities, Inc.:

We have audited the accompanying statement of financial condition of American Fidelity Securities, Inc. (the Company) (a wholly owned subsidiary of American Fidelity Assurance Company) as of December 31, 2005, and the related statements of income, stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Fidelity Securities, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

January 20, 2006

AMERICAN FIDELITY SECURITIES, INC.

Statement of Financial Condition

December 31, 2005

Assets		
Cash	$	7,465
Certificate of deposit, at cost, which approximates market		76,400
Warrants		19,025
Accrued interest receivable		610
Other accounts receivable		8,600
Total assets	$	112,100
Liabilities and Stockholder's Equity		
Liabilities:		
Accounts payable - parent	$	5,400
Accounts payable - other		3,200
Total liabilities		8,600
Stockholder's equity:		
Common stock, par value $10 per share. Authorized 5,000 shares; issued and outstanding 1,000 shares		10,000
Additional paid-in capital		93,500
		103,500
Total liabilities and stockholder's equity	$	112,100

See accompanying notes to financial statements.

AMERICAN FIDELITY SECURITIES, INC.

Statement of Income

Year ended December 31, 2005

Revenue:		
Commissions	$	1,284,961
Interest		1,591
Expense reimbursement		23,675
		1,310,227
Expenses:		
Realized loss on expiration of warrants		19,025
Commissions		1,213,243
Regulatory fees and expenses		77,350
Other operating expenses		609
		1,310,227
Net income	$	—

See accompanying notes to financial statements.

AMERICAN FIDELITY SECURITIES, INC.

Statement of Stockholder's Equity

Year ended December 31, 2005

		Common stock	Additional paid-in capital	Retained earnings	Total stockholder's equity
Balance, December 31, 2004	$	10,000	93,500	—	103,500
Net income		—	—	—	—
Balance, December 31, 2005	$	10,000	93,500	—	103,500

See accompanying notes to financial statements.

AMERICAN FIDELITY SECURITIES, INC.

Statement of Cash Flows

Year ended December 31, 2005

Cash flows from operating activities:		
Net income	$	—
Adjustment to reconcile net income to net cash provided by operating activities:		
Increase in accrued interest receivable		(387)
Realized loss on warrants		19,025
Net cash provided by operating activities		18,638
Cash flows from investing activities:		
Proceeds from matured certificate of deposit		56,400
Purchase of certificate of deposit		(76,400)
Net cash used in investing activities		(20,000)
Net decrease in cash		(1,362)
Cash, beginning of year		8,827
Cash, end of year	$	7,465

See accompanying notes to financial statements.

(1) Significant Accounting Policies

American Fidelity Securities, Inc. (the Company) is a wholly owned subsidiary of American Fidelity Assurance Company (AFA), a life insurance company. The Company's primary function is to act as a broker-dealer in the business of effecting transactions for the American Fidelity Separate Account A, American Fidelity Separate Account B, and American Fidelity Separate Account C (the Funds), separate accounts of AFA.

Under terms of a contract with AFA, the Company sells variable annuity contracts issued by AFA to participants in the Funds. The Company does not hold funds or securities for, or owe funds or securities to, the Funds. AFA keeps certain books and records for the Company. AFA charges the Company for costs incurred. Such charges are equal to amounts earned by the Company for services rendered under the contract. AFA provides reimbursement to the Company for costs of the Company that are in excess of revenue.

(a) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(b) Investments

In 2000, the National Association of Securities Dealers (NASD) embarked on a large-scale restructuring, which included offering to its members by private placement memoranda an ownership stake in the NASD. The offer was made in two phases. Each member was offered the right to purchase up to a certain limit of either shares or warrants in each of the two offerings. AFA made a capital contribution of $93,500, a portion of which was used to purchase warrants. The warrants are not traded on a public exchange, and are carried at cost. During 2003, 2004 and 2005, a portion of the warrants conversion rights expired, therefore, the Company wrote-down the value of the warrants by an amount based on the percentage of warrants expired.

(c) Commissions

Commissions are recorded on a trade-date basis.

(d) Income Taxes

A provision for income taxes is not required because the Company's earned revenue equals the expenses incurred, and because the tax bases of its assets and liabilities equal the book bases. The Company is included in AFA's consolidated income tax return.

(Continued)

(2) **Net Capital Requirements**

The Company, as a registered broker and dealer of securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). This rule requires the Company to maintain sufficient net capital of an amount not less than $5,000. The Company has net capital of $83,372 as of December 31, 2005.

(3) **Subordinated Liabilities**

The Company incurred no liabilities subordinated to claims of general creditors as of and for the year ended December 31, 2005.

(4) **Rule 15c3-3**

The Company is exempt from Rule 15c3-3 under subsection (k). Under this exemption, the *Computation for Determining Reserve Requirements* and *Information Relating to the Possession or Control Requirements* are not required.

(5) **Commitments and Contingencies**

The Company is a party to various legal actions arising in the normal course of business. None of the actions are believed by management to involve amounts material to the financial statements taken as a whole. Any legal costs or judgments against the Company that exceed its capital would be funded by AFA.

Schedule

AMERICAN FIDELITY SECURITIES, INC.

Computation of Net Capital Pursuant to Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2005

Computation of net capital:		
Total stockholder's equity	$	103,500
Total stockholder's equity qualified for net capital	$	103,500
Total capital and allowable subordinated liabilities	$	103,500
Deductions:		
Nonallowable receivable		610
Nonallowable investment in warrants		19,025
Other deductions (interest penalty)		493
Net capital		83,372
Computation of net capital requirement:		
Minimum dollar net capital requirement		5,000
Excess net capital	$	78,372
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)	$	82,512
Computation of aggregate indebtedness:		
Total liabilities (from statement of financial condition)	$	8,600
Percentage of aggregate indebtedness to net capital		10%
Percentage of debt to debt-equity total		8%

There were no material differences between the computation of net capital under Rule 15c3-1 included in this report and the computations included in the Company's corresponding unaudited Form X-174A-5, Part IIA filing as of December 31, 2005.